AB 3/17

KH 3/16

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH. D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-[illegible]~~ 8-49653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Carolina Financial Securities LLC~~ Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 West Main Street
(No. and Street)

Brevard (City) NC (State) 28712 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Craig Gilmore ~~828-883-4400~~ 828-393-0088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Pkwy, Ste 103 (Address) Charlotte (City) NC (State) 28277 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11020371

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Craig Gilmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

CATHERINE T BENTLEY NOTARY PUBLIC TRANSYLVANIA COUNTY, N.C.

My Commission Expires March 31, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members of
Carolina Financial Securities, LLC
Brevard, North Carolina

We have audited the accompanying balance sheet of Carolina Financial Securities, LLC (a North Carolina Limited Liability Company) as of December 31, 2010 and 2009, and the related statements of operations, member equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 21, 2011

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

CAROLINA FINANCIAL SECURITIES, LLC

BALANCE SHEETS

December 31,

	2010	2009
ASSETS		
Cash and cash equivalents	$ 35,615	$ 26,499
Accounts receivable, net	10,769	7,264
Prepaid expenses	142	142
Due from related party	83,628	120,657
Total current assets	130,154	154,562
Property and equipment, net	2,376	5,613
Investments, at cost	7,591	7,591
Due from member	14,529	14,529
Total assets	$ 154,650	$ 182,295
MEMBER EQUITY		
Accounts payable and accrued expenses	$ 25,247	$ 4,434
Total liabilities	25,247	4,434
Member equity	129,403	177,861
Total member equity	$ 154,650	$ 182,295

See notes to financial statements

CAROLINA FINANCIAL SECURITIES, LLC

STATEMENTS OF OPERATIONS

For the years ended December 31,

	2010	2009
Fee income	344,427	523,629
Bad debt recovered	-	3,750
	344,427	527,379
Commissions and direct costs	243,659	370,484
Licenses and permits	19,277	11,416
Rent	12,554	13,826
Utilities	1,399	1,193
Professional fees	107,943	17,243
Bad debt expense	19,529	-
Telephone	7,409	6,499
Insurance	4,984	5,350
Depreciation	4,465	4,465
Dues and subscriptions	1,536	1,639
Advertising	-	1,068
Office expenses and supplies	1,543	4,250
Printing and reproduction	3,781	2,638
Postage and delivery	1,487	774
Property taxes	311	303
Travel	15,361	17,697
Interest expense	6,341	4,942
Other operating expenses	1,306	1,817
	452,885	465,604
Net income (loss)	$ (108,458)	$ 61,775

See notes to financial statements

CAROLINA FINANCIAL SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER EQUITY

For the years ended December 31,

	2010	2009
Balance at beginning of year	$ 177,861	$ 116,086
Net income (loss)	(108,458)	61,775
Member contributions	60,000	-
Balance at end of year	$ 129,403	$ 177,861

See notes to financial statements

CAROLINA FINANCIAL SECURITIES, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (108,458)	$ 61,775
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	4,465	4,465
(Increase) decrease in:		
Accounts receivable	(3,505)	(3,264)
Due from related party	37,029	(58,158)
Increase (decrease) in:		
Accounts payable	20,813	1,850
Net cash provided by (used in) operating activities	(49,656)	6,668
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of fixed assets	(1,227)	-
Net cash provided by (used in) investing activities	(1,227)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions to capital	60,000	-
Net cash provided by (used in) financing activities	60,000	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,117	6,668
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	26,498	19,830
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 35,615	$ 26,498

See notes to financial statements

CAROLINA FINANCIAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL

December 31,

	2010	2009
COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$ 129,403	$ 177,861
Deduct ownership equity not allowable for net capital	-	-
Total ownership equity qualified for net capital	129,403	177,861
Liabilities subordinated to claims of general creditors	-	-
Total nonallowable assets (Central Registration Depository and Prepaids)	119,035	155,805
Net capital	$ 10,368	$ 22,056
COMPUTATION OF NET CAPITAL REQUIREMENT		
(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ -	$ -
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries	5,000	5,000
Net capital requirement (greater of A or B above)	5,000	5,000
Excess net capital	5,368	17,056
Excess net capital at 1000% (Net capital less 10% of total aggregate indebtedness)	$ 7,843	$ 21,613
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness (Accounts payable)	25,247	4,434
Percentage of aggregate indebtedness to net capital	243.51%	20.10%

See notes to financial statements

CAROLINA FINANCIAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Carolina Financial Securities, LLC, a NC limited liability company, was formed in 1997. The Company was formed and operates principally as a registered broker-dealer. The Company provides studies and analyses of customers' operations, prepares materials for distribution to prospective buyers or sellers in search of mergers or acquisitions, contacts and coordinates discussions with prospective candidates and assists in the reaching of financial closure.

At December 31, 2010, Carolina Financial Securities, LLC was a member in good standing with the Security Investor Protection Corporation (SIPC).

Cash and Cash Equivalents
For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Property, Improvements and Equipment
Property and equipment are recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

Revenue and Expense Recognition
Revenue is recognized upon agreement with the customer for services and upon billing for services. Expenses are recognized when incurred.

Management's Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company.

Fair Value of Financial Instruments
The Company believes the carrying amount of cash, accounts receivable, and other current assets, accrued expenses and other current liabilities approximates fair value due to their short maturity.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Advertising Expenses
Costs associated with advertising are charged to expense as incurred. Advertising expenses approximated $1,068 for 2009.

NOTE B – ACCOUNTS RECEIVABLE

The following is a summary of receivables at December 31,:

	2010	2009
Trade receivables	$ 10,769	$ 24,514
Less: Allowance for doubtful accounts	-	(17,250)
	$ 10,769	$ 7,264

The allowance for doubtful accounts is comprised of all receivable balances outstanding in excess of 30 days. Bad debt recovered for the year ended December 31, 2009 was approximately $3,750.

NOTE C – PROPERTY, IMPROVEMENTS AND EQUIPMENT

The following is a summary of equipment and improvements at cost, less accumulated depreciation:

	2010	2009
Computer equipment	$ 83,005	$ 81,776
Office furniture	44,979	44,979
Office equipment	4,081	4,081
Building improvements	18,092	18,092
	$ 150,157	$ 148,928
Less: Accumulated Depreciation	(147,781)	(143,315)
	$ 2,376	$ 5,613

NOTE D – RETIREMENT PLAN

Effective in 1998, the Company adopted a 401(k) Profit Sharing Plan. The Plan is funded by pre-tax employee voluntary contributions made through salary reduction, and the employer makes discretionary contributions for the benefit of the employee. There were no Company contributions in 2009.

NOTE E – RELATED PARTY TRANSACTIONS

The company advanced funds during prior years to the following related parties:

Bruce V. Roberts, member	$14,529

These advances have been classified as long-term assets with no specific terms of repayment.

During 2007, the Company entered into an expense sharing agreement with Carolina Financial Group, LLC, a related party, for their pro-rata portion of payroll related expenses, rent, utilities, administration, etc. Total fees charged for the year ended December 31,2010 were coded to their respective expense accounts in the financial statements.

NOTE F – OPERATING LEASES

In September 2008, the Company signed a six month lease agreement for office space in Asheville, North Carolina. The Company has a formal agreement to rent on a month to month basis following the expiration of the lease. Lease payments are $400 per month. Rent expense for the year ended December 31, 2010 and 2009 was $12,554 and $13,826, respectively.

SUPPLEMENTAL INFORMATION

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Carolina Financial Securities, LLC

CRD #41970
SEC 8-49653
FYE 12/31/10

SEC Rule Section 240.17a-5(j) – Accountant's Report on Material Inadequacies

Under SEC Rule 17a-5(j) and 17a-5(g), no material inadequacies were found to exist at Carolina Financial Securities, LLC as the result of our audit for the year ended December 31, 2010.

As stated in our Independent Auditor's Report, the financial statements of Carolina Financial Securities, LLC including the computation of aggregate indebtedness and net capital under 17a-3(a)(11) were presented in accordance with generally accepted accounting principles. SEC Rule 17a-5(g)(1)(i).

No securities were held by Carolina Financial Securities, LLC at December 31, 2010 and Carolina Financial Securities, LLC was in compliance with SEC Rule 17a-5(g)(1)(ii), (iii) and (iv)

This note shall serve as a supplemental report to the December 31, 2010 audit report of Carolina Financial Securities, LLC.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 21, 2011

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Carolina Financial Securities, LLC

CRD #41970
SEC 8-49653
FYE 12/31/10

Control Deficiencies

Carolina Financial Securities, LLC has a noted control deficiency related to management override of controls.

This exists due to the nature of the software program. Controls have been put in place regarding log in ID's and locking of prior periods to overcome this issue and is not expected to cause any material financial statement misstatements.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 21, 2011

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Carolina Financial Securities, LLC

CRD #41970
SEC 8-49653
FYE 12/31/10

SEC Rule 17a-5(e)(4) – Schedule of Assessments and Payments
to the Securities Investor Protection Corporation (SIPC)

To the Members
Carolina Financial Securities, LLC
Brevard, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)T] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Carolina Financial Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Carolina Financial Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Carolina Financial Securities, LLC's management is responsible for Carolina Financial Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

This note shall serve as a supplemental report to the 12/31/10 audit report of Carolina Financial Securities, LLC.

Charlotte, North Carolina
February 21, 2011

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Carolina Financial Securities, LLC

CRD #41970
SEC 8-49653
FYE 12/31/10

SEC Rule Section 17a-5(d)(4) – Reconciliation Statement

Carolina Financial Securities, LLC is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)vi).

No material differences exist between Carolina Financial Securities, LLC's audited Net Capital computation under SEC Rule 15c3-1 and its Focus IIA quarterly filing under 18a-5(a).

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 21, 2011

7725 Ballantyne Commons Pkwy. Suite 103 • Charlotte North Carolina, 28277 • 704-369-7200 • fax 704-362-0411 • www.vfgcpa.com

FINANCIAL STATEMENTS

CAROLINA FINANCIAL SECURITIES, LLC

DECEMBER 31, 2010

CAROLINA FINANCIAL SECURITIES, LLC

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